Exhibit 99.1

Commission File Number 001-31914

China Life Insurance Company Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that the principal place of business of the Company in Hong Kong has been changed to The Hong Kong Office, 16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong with effect from 15 February 2017.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 15 February 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie